UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Period Ended June 30, 2025

FIRSTVITALS, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12598

Delaware

(State or other jurisdiction of
incorporation or organization)

2605 Camino Tassajara, Unit 2500,

Danville, CA 94526

(Address of principal executive office)

925-209-4450

(Registrant’s telephone number, including area code)

99-4891274

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “FirstVitals,” “we,” or “the Company” refers to FirstVitals, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

On August 8, 2025, FirstVitals initiated an offering of common shares pursuant to Regulation A in order to raise up to for $20.7M. The Proceeds from the Offering will be used to raise the funds needed to develop, market and sell a Video Capsule for endoscopies with an Artificial Intelligence (AI) enhancement. The Company believes that the AI component will improve diagnostic accuracy, reduce review time, and increase accessibility. AI algorithms, particularly deep learning models, can analyze vast amounts of VCE images to identify abnormalities such as bleeding, ulcers, polyps, and tumors with high precision.

As described in a Form 1-U filed on October 30, 2025, the Company entered into an agreement to acquire a majority stake in a IntroMedic Co., Ltd. a South Korean endoscopy capsule company. The video capsule that IntroMedic manufactures has been cleared with the US FDA and CE (European Union) approval to market and sell in the US, Asia and EU markets. IntroMedic’s majority shareholders and Board of Directors have approved the transaction.

The Company continues to develop additional business partners. We have established a vendor relationship with a laboratory for testing the panels for customers and patients. We are currently engaged in negotiations with a manufacturer of diagnostic panels; and with a US-based endoscopy capsule company for further capsule supplies.

Also as described in the October 30, 2025 Form 1-U, on October 2, 2025, FirstVitals signed a Convertible Note for $250,000.00 with Dr. Steven Gest. The Note has a maturity date of March 17, 2028, with an annual interest rate of 10%. The conversion is upon FirstVitals’ IPO or at an alternative financing of over $30 million USD. The conversion rate of the Note is 50% discount on common share price established in the initial public offering or equity financing transaction.

During the Regulation A Offering, the Company will continue to rely on small-scale funding from friends and family of founders.

Liquidity and Capital Resources

Starting from inception in September of 2024, the Company relied upon cash resources from Ernest Lee in the form of promissory notes in an aggregate total of $75,000.00. As of June 30, 2025, the Company paid off the notes to Mr. Lee in full. Since June 30, 2025, the Company has subsequently issued new promissory notes to Mr. Lee in the aggregate amount of $75,000. These notes accrue interest at five percent (5%) per annum and have a maturity date of one year. In addition, Mr. Lee has incurred personal credit card charges for Company expenses in the amount of $16,773.41. The Company has agreed to reimburse Mr. Lee for these expenses.

On March 17th of 2025, First Vitals signed a Convertible Note for $250,000.00 with Dr. Steven Gest. The Note has a maturity date of March 17, 2028, with an annual interest rate of 10%. The conversion is upon FirstVitals’ IPO or at an alternative financing of over $30 million USD. The conversion rate of the Note is 50% discount on common share price established in the initial public offering or equity financing transaction. The proceeds from the Gest Note will be used for the Company’s expenses related to the offering pursuant to Regulation A, setting up operations for Direct-to-Consumer marketing and selling of GI diagnostics panels and Endoscopy capsules, as well as expenses related to review and analysis of IntroMedic, the South Korean manufacturer of endoscopic video capsules.

As of June 30, 2025, the Company’s monthly expense was approximately $34,000 and in the short term, with the Convertible note proceeds, we have an estimated 10 months of working capital remaining. The low monthly cash expenditure was due to the Company’s minimum spending while we organized the Offering pursuant to Regulation A. In the long term, the Company expects to increase expenditure as the Offering funding occurs, and the subsequent cash infusion will allow us to operate at full capacity. We plan to hire the necessary executives, Sales and Marketing, Operations and R&D personnel and resources to fully expand our business globally.

Trend information:

FirstVitals is still in an early stage of gastro-intestinal (“GI”) wellness diagnostics panel productions and sales. We have begun negotiations with a video capsule company to resell their Capsules as part of the initial sales and marketing of our GI wellness diagnostics product and service offerings. We expect that negotiations will bring a wholesale price that would give us 46% of the margin on selling to our end customers and services with margin of 30%.

As noted above, the Company execution of the agreement to acquire 51% of IntroMedic requires a cash commitment of approximately 9.2 million USD. The Company believes that this strategic partnership will provide the Company with capsule supplies, and expand expected sales of our GI products and services globally. However, the Company is uncertain whether we will be able to raise the total amount committed to ensure the purchase of 51% of IntroMedic’s voting shares. Not being able to meet the cash required to purchase the controlling shares of IntroMedic may have material effect on our ability to realize the revenues as planned. To mitigate the risk, we have continued to work on developing sales channels and distribution partners to market and sell our GI products and services in the US and internationally.

ITEM 2.  OTHER INFORMATION

None.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

FIRSTVITALS, INC.

A Delaware Corporation

Financial Statements

As of June 30, 2025, and for the period from inception, September 8, 2024 through December 31, 2024.

(UNAUDITED)

Balance Sheet Comparison
FirstVitals
As of June 30, 2025

	As of June 30, 2025		As of December 31, 2024 (PP)
Assets
Current Assets
Bank Accounts
FirstVitals Inc (1830) - 1		42,794.66		5,244.23
Total for Bank Accounts		$42,794.66		$5,244.23
Accounts Receivable
Other Current Assets
Prepaid expenses		12,111.00
Total for Other Current Assets		$12,111.00
Total for Current Assets		$54,905.66		$5,244.23
Fixed Assets
Other Assets
Patents, copyrights, & franchises		8,336.00		5,000.00
Total for Other Assets		$8,336.00		$5,000.00
Total for Assets		$63,241.66		$10,244.23
Liabilities and Equity
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable (A/P)		0.00		3,143.75
Total for Accounts Payable		$0.00		$3,143.75
Credit Cards
FirstVitals US Bank Credit Card *9842		8,763.46
Total for Credit Cards		$8,763.46
Other Current Liabilities
Accrued Payables		8,052.49
Loan From Ernest Lee		420.50		3,811.07
Note Payable to EL		0.00		57,000.00
Payroll wages and tax to pay
Payroll tax to pay		0.00
Total for Payroll wages and tax to pay		$0.00
Total for Other Current Liabilities		$8,472.99		$60,811.07
Total for Current Liabilities		$17,236.45		$63,954.82
Long-term Liabilities
Convertible Note Payable - Steven Gest		250,000.00
Loan from/to First Vitals Health & Wellness		-2,480.00		2,779.00
Total for Long-term Liabilities		$247,520.00		$2,779.00
Total for Liabilities		$264,756.45		$66,733.82
Equity
Retained Earnings		-56,489.59
Net Income		-145,125.20		-56,489.59
Common stock		100.00
Total for Equity	-$	201,514.79	-$	56,489.59
Total for Liabilities and Equity		$63,241.66		$10,244.23

Profit and Loss Comparison
FirstVitals
January 1-June 30, 2025

	Jan 1 - Jun 30 2025		Jul 1 - Dec 31 2024 (custom)
Income
Cost of Goods Sold
Gross Profit
Expenses
Advertising & marketing		17,381.28		2,463.74
Business licenses		202.00		334.00
General business expenses
Bank fees & service charges		1,061.45		164.17
Memberships & subscriptions		527.03		625.50
Total for General business expenses		$1,588.48		$789.67
Interest Expense		7,152.49
Meals
Travel meals		2,140.11
Total for Meals		$2,140.11
Office expenses
Office supplies		352.98
Printing & photocopying		89.82
Shipping & postage		254.99		237.00
Software & apps		2,678.07		361.26
Small tools & equipment				15.00
Total for Office expenses		$3,375.86		$613.26
Payroll expenses
Officers' salaries		23,333.34
Total for Payroll expenses		$23,333.34
Professional Fees
Accounting fees		49,887.50		9,143.75
Legal Fees		15,607.68		36,196.00
FDA Regulatory				4,340.00
Total for Professional Fees		$65,495.18		$49,679.75
Supplies		2,758.75
Taxes paid
Payroll taxes		2,072.00
Total for Taxes paid		$2,072.00
Travel
Airfare		9,489.15		1,347.90
Hotels		8,138.12
Taxis or shared rides		351.12
Total for Travel		$17,978.39		$1,347.90
Uncategorized Expense		0.00
Utilities
Phone service		1,532.54
Total for Utilities		$1,532.54
Contract labor				1,239.27
Total for Expenses		$145,010.42		$56,467.59
Net Operating Income	-$	145,010.42	-$	56,467.59
Other Income
Other Expenses
Vehicle expenses
Parking & tolls		114.78		22.00
Total for Vehicle expenses		$114.78		$22.00
Total for Other Expenses		$114.78		$22.00
Net Other Income	-$	114.78	-$	22.00
Net Income	-$	145,125.20	-$	56,489.59

Statement of Cash Flows
FirstVitals
January 1, 2025 - June 30, 2025

Full name	January 1, 2025- June 30, 2025	July 1- December 31, 2024
OPERATING ACTIVITIES
Net Income	-145,125.20		-56,489.59
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Payable (A/P)	-3143.75		3,143.75
Accrued Payables	8052.49
FirstVitals US Bank Credit Card *9842	8763.46
Loan From Ernest Lee	-3,390.57		3,811.07
Note Payable to EL	57,000.00		57,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	-58,829.37		$63,954.82
Net cash provided by operating activities	-203,954.57		$7,465.23
INVESTING ACTIVITIES
Patents, copyrights, & franchises	-3336		-5,000.00
Net cash provided by investing activities	-3,336.00	-$	5,000.00
FINANCING ACTIVITIES
Common Stock	100
Convertible Note Payable - Steven Gest	-250,000.00
Loan from/to First Vitals Health & Wellness	-5,259.00		2,779.00
Net cash provided by financing activities	244,841		$2,779.00
NET CASH INCREASE FOR PERIOD	37,550.43		$5,244.23
Cash at beginning of period	5,244.23		$0.00
CASH AT END OF PERIOD	42,794.66		$5,244.23

FirstVitals’ cash expenditures were for Reg A application related expenditures and initial discussions and due diligence travels for the Capsule Endoscopy Company, IntroMedic. The Company signed payables note of $75,000 with the founder, Ernie Lee and as of June 30, 2025, the Note Payable to the Founder balance was paid. In addition, the Company signed a Convertible Note for $250,000 with Dr. Steven Gest.

ITEM 4. EXHIBITS

EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 12, 2025.

FIRSTVITALS, INC.

By	/s/ Ernest Lee

Title:	Chief Executive Officer and Director

Dated:	November 12, 2025